                                                       Rule 424(b)3
                                                       File No. 333-19695

PROSPECTUS
----------

                      PROTEIN POLYMER TECHNOLOGIES, INC.
                                _______________

                       1,904,000 Shares of Common Stock
                                _______________

       This Prospectus relates to the offering of up to an aggregate of 1,904,000 shares (the "Shares") of Common Stock, $.01 par value (the "Common Stock"), of Protein Polymer Technologies, Inc., a Delaware corporation ("Protein" or the "Company"), which may be offered from time to time by the persons named in this Prospectus under the caption "Selling Securityholders."

       The Shares may be offered for sale from time to time by each Selling Securityholder acting as principal for its own account or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any Shares will or will not be offered for sale. The Shares are being offered for the accounts of the Selling Securityholders. The Company will not receive any proceeds from the sale of the Shares. It is not possible at the present time to determine the price to the public in any sale of the Shares by the Selling Securityholders and each Selling Securityholder reserves the right to accept or reject, in whole or in part, any proposed purchase of Shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the Selling Securityholders. All costs, expenses and fees incurred in connection with the registration of the Shares, estimated to be approximately $200,000, are being borne by the Company, but all selling and other expenses incurred by the Selling Securityholders will be borne by such Selling Securityholders. See "Plan of Distribution."

       The Selling Securityholders, and the brokers through whom sales of the Shares are made, may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, as amended. In addition, any profits realized by the Selling Securityholders or such brokers on the sale of the Shares may be deemed to be underwriting commissions.

       The shares of Common Stock of the Company are traded on NASDAQ ("NASDAQ") under the symbol "PPTI." The last reported sales price per share of the Common Stock as reported by NASDAQ on January 10, 1997 was $3.50.

       THE OFFERING INVOLVES A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
                                _______________

                The date of this Prospectus is January 24, 1997.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company's Common Stock is listed on NASDAQ and reports, proxy and information statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus is part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the offering, reference is made to such Registration Statement, which may be inspected without charge at the Commission's office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

                               TABLE OF CONTENTS
                               -----------------

                                                                    Page
                                                                    ----

     Available Information.......................................     2
     Incorporation by Reference..................................     3
     The Company.................................................     4
     Risk Factors................................................     4
     Selling Securityholders.....................................     9
     Plan of Distribution........................................    11
     Use of Proceeds.............................................    11
     Legal Matters...............................................    11
     Experts.....................................................    11


     NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PROTEIN OR ANY SELLING SECURITYHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PROTEIN SINCE THE DATE HEREOF.

                                _______________

                           INCORPORATION BY REFERENCE

     This Prospectus incorporates by reference certain documents which are not presented herein or delivered herewith. These documents are available upon request from Gwen Como, Director, Investor Relations, Protein Polymer Technologies, Inc., 10655 Sorrento Valley Road, San Diego, California 92121, telephone (619) 558-6064.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the information that has been incorporated herein by reference, other than exhibits to such information, unless such exhibits are specifically incorporated herein by reference into the information that this Prospectus incorporates. Requests for such documents should be directed to the person indicated in the immediately preceding paragraph.

     The following documents, which have been filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference herein:

     (a) Protein's Annual Report on Form 10-KSB for the year ended December 31, 1995;

     (b) Protein's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

     (c) Protein's Current Reports on Form 8-K, as filed with the Commission on January 7, 1997 and January 23, 1997;

     (d) The description of the Common Stock contained in Protein's Registration Statement under the Exchange Act on Form 8-A, filed with the Commission on December 11, 1991, as amended by Form 8 filed on January 17, 1992.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of this offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. All information appearing in this Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein and should be read together with such information and documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     Protein Polymer Technologies, Inc., a Delaware corporation ("Protein" or the "Company") is a development-stage biotechnology company engaged in the research, development and production of proprietary protein-based biomaterial with targeted applications in biomedical and specialty use markets. Since 1992, the Company has primarily focused on developing materials technology and products to be used in the surgical repair of tissue: tissue adhesives and sealants; wound healing materials; and surgical adhesion barriers. Since 1994, the Company has concentrated predominately on the development of its surgical tissue adhesive and sealant technology and drug delivery technology. In September 1995, the Company established a strategic alliance with Ethicon, Inc. ("Ethicon"), a subsidiary of the Johnson & Johnson Company, as part of its effort to develop surgical tissue adhesive and sealant technology. The Company's current products include SmartPlastic(TM) and ProNectin(R) F Cell Attachment Factor for growing human and animal cells.

     The Company was incorporated in Delaware on July 6, 1988. The Company's principal executive offices are located at 10655 Sorrento Valley Road, San Diego, California 92121; its telephone number is 619-558-6064.

                                 RISK FACTORS

     An investment in the Shares offered hereby involves a high degree of risk. The following risk factors should be considered carefully in evaluating an investment in the Shares offered hereby.

DEPENDENCE ON STRATEGIC PARTNERS

     In order to reduce the time and costs for developing and commercializing its potential products, the Company's strategy is to enter into arrangements with major medical or pharmaceutical companies with broad distribution capabilities in appropriate markets. There can be no assurance that the Company will be able to establish such strategic partnerships or licensing arrangements upon favorable terms and conditions, if at all. Additionally, these arrangements generally may be subject to termination under various circumstances, or solely at the discretion of the strategic partner without prior notice. Termination of such arrangements would have a material adverse effect on the Company's business and financial condition. Furthermore, this strategy may lead to multiple alliances regarding different product opportunities that are active at the same time. There can be no assurance that the Company will be able to successfully manage such multiple arrangements in various stages of development.

     In September 1995, the Company entered into a licensing and development agreement, and a supply agreement, with Ethicon, an affiliate of Johnson & Johnson Company, with respect to its tissue adhesives and sealants program. Under these agreements, Ethicon receives exclusive worldwide development, marketing and distribution rights to products produced under the Company's proprietary technology rights. In exchange, the Company receives research and development payments and milestone payments, as well as potential manufacturing and royalty payments. However, there can be no assurance that Ethicon or the Company will continue to meet their obligations under the terms of the agreements, that a product will be successfully developed for commercial use or, if having been so developed, that Ethicon will successfully market the resulting product. Furthermore, Ethicon has the right to terminate the agreements at any time.

     Currently, the product development efforts are behind the schedule anticipated in the Ethicon agreements due to delays in meeting a certain specific milestone. The original agreements provided that, if this milestone was not met by a certain date, the agreements would automatically terminate and all rights would revert back to the Company. Recently this termination date was extended until December 14, 1997, and to partially offset expenses, an additional payment to the Company of $300,000 was made by Ethicon as part of the extension agreement. Although the Company believes that its relationship with Ethicon is good, and sufficient scientific progress can be made to achieve the milestone, no assurances can be made regarding Ethicon's acceptance of the milestone and continuation of the agreements. If the agreements with Ethicon are terminated, the Company would be materially adversely affected.


TECHNOLOGICAL AND COMMERCIAL UNCERTAINTIES

     The Company's technological strategy of designing and producing unique biocompatible materials based on genetically engineered proteins is commercially unproven. The process of developing products and achieving regulatory approvals is time consuming and prone to delays. Except for limited sales of ProNectin(R) F, the Company has not completed the development of any product or generated any revenues from product sales. The Company's success will depend upon its ability to allocate sufficient resources to products with the most commercial potential, and to design and produce biocompatible materials with the intended chemical, biological and functional properties needed for commercial acceptance.

     The commercial viability of the Company's products will also depend on the success of its research and development activities; its ability to secure strategic alliances appropriate to a product's development, marketing and distribution requirements; and its ability to manufacture its products in sufficient quantity under regulated conditions to meet product demand. The product candidates the Company is currently pursuing will require substantial further development, testing and regulatory approvals; there can be no assurance that these efforts will result in commercially acceptable products. Further, there can be no assurance that such products can be produced in commercial quantities at reasonable costs, can be effectively marketed in a timely fashion, will have significant benefits compared to competitive products on the market at the time of product introduction, or will be accepted for use by the target markets.


HISTORY OF OPERATING LOSSES; FUTURE CAPITAL REQUIREMENTS

     The Company has incurred operating losses since its inception in 1988, and will continue to do so for at least several more years. As of September 30, 1996, the Company's accumulated deficit was approximately $18,385,000. Any currently anticipated contract revenues derived from collaborative agreements with strategic partners will, alone, be insufficient for the Company to offset continuing operating losses. Unless the Company realizes significant revenues from the commercial sale of products, it will need to fund its operating losses from additional public or private securities offerings. Further, the costs of research and development activities, establishment and scale-up of appropriate manufacturing capabilities, product testing, regulatory compliance, establishment of marketing activities, patent prosecution and other factors may result in increased operating losses over the next several years. The timing of these increased costs, and possible offsetting contract revenues, is highly uncertain and may produce financial results that fluctuate significantly from period to period.

     The Company believes that its current capital resources will be sufficient to fund its operating losses through December 1998. There can be no assurance that the Company will be able to raise sufficient additional funds before the end of this period, if at all, or that such financing will be available on acceptable terms. If adequate funds are not available, the Company will be required to significantly curtail its operating plans and relinquish rights to major portions of the Company's technology or products.


COMPETITION AND TECHNOLOGICAL CHANGE

     The areas of business in which the Company engages and proposes to engage are characterized by rapidly evolving technology and intense competition. The anticipated commercial uses of the Company's biomaterials are primarily end-use products for medical applications that require other components as part of a system. End-use products using or incorporating the Company's biomaterials would compete with other products that rely on the use of alternative materials or components. Technologies which compete with those of the Company are, therefore, diverse, complex and numerous.

     Competition in the biomedical and surgical repair markets is particularly significant. The Company's competitors in those markets include major pharmaceutical, surgical product, chemical and specialized biopolymer companies, many of which have financial, technical, research and development and marketing resources significantly greater than those of the Company. Academic institutions and other public and private research organizations are also conducting research and seeking patent protection, and may commercialize products on their own or through joint ventures. Most of the Company's competitors depend on technology other than protein engineering for developing products. However, the Company believes that research into similar protein engineering technology is currently being conducted by DuPont and several university laboratories.

     The primary competitive factors in the biomedical and surgical repair products market are performance, cost, safety, reliability, convenience and commercial production capabilities. The Company believes that its ability to compete in this market will be enhanced by its issued patent claims, the breadth of its other pending patent applications, its early entry into its field and its experience in protein engineering. However, the Company currently does not have the resources to compete commercially without the use of collaborative agreements with third parties. The Company's product technology competes for corporate development and marketing partnership opportunities with numerous other biotechnology companies, research institutes, academic institutions and established pharmaceutical companies. There can be no assurance that the Company's competitors will not succeed in developing products based on the Company's technology or other technologies that are more effective than any which are being developed by the Company, or which would render the Company's technology and products obsolete and non-competitive.


MANUFACTURING UNCERTAINTIES

     To date, the Company has manufactured limited amounts of its biomedical products for internal testing and, in certain cases, evaluation and testing by corporate partners and other third parties. The development and commercialization of certain biomedical products will require the Company, pursuant to applicable governmental regulations, to upgrade its manufacturing facilities and to obtain manufacturing approvals from the United States Food and Drug Administration (the "FDA"). The Company is currently upgrading its production methods to achieve "Good Laboratory Practice" compliance necessary for producing materials used to generate preclinical data that is reviewed by the FDA.

     The Company is currently considering alternative methods for increased production of its biomedical and other product candidates for clinical requirements under Good Manufacturing Practice ("GMP") conditions. For example, the Company may upgrade and expand its existing facility; however, there can be no assurance that, if desired, the Company could adequately develop, fund, implement and manage such a manufacturing facility. Alternatively, the Company may establish external contract manufacturing arrangements; however, there can be no assurance that such arrangements, if desired, could be entered into or maintained on acceptable terms, if at all, or would comply with applicable governmental regulations.

     The Company has not yet developed a process to manufacture its product candidates on a commercial scale. There can be no assurance that a process can be developed by the Company or any other party at a cost or in quantities necessary to become commercially viable. Alternative methods may be needed for producing commercial quantities of products, if any. The actual method, or combination of methods, that the Company may ultimately pursue will depend on a number of factors, including availability, needed quantities, cost and governmental regulations. There is no assurance that the Company will successfully assess the ability of such production methods or establish contract manufacturing arrangements to meet its commercial objectives, or that such methods and arrangements would not adversely affect the Company's margins or its ability to compete in the marketplace.

UNCERTAINTY OF REGULATORY COMPLIANCE AND APPROVALS

     Regulation by governmental authorities in the United States and other countries is a significant factor affecting the success of products resulting from biotechnological research. The Company's current operations and products are, and anticipated products and operations will be, subject to substantial regulation by a variety of local, state, federal and foreign agencies, particularly those products and operations related to biomedical applications. Currently, the Company's activities are subject to regulation primarily under the Occupational Safety and Health Act, which requires the Company to provide a "material data safety sheet" to its customers setting forth certain information regarding the Company's products.

     Pre-clinical and clinical testing and pre-market approval from the FDA is required for new medical devices, drugs or vaccines, a generally costly and time-consuming process. If the Company does not directly produce and sell medical devices, drugs or vaccines, it may not be directly affected by these regulations. However, the Company's anticipated customers and corporate partners would be required to obtain such approvals. Additionally, the Company may be required to file and maintain with the FDA a "Master File" containing information regarding the Company's products. There can be no assurance that the Company's customers and corporate partners will be able to obtain or maintain the necessary approvals from the FDA or that the Company will be able to maintain a Master File in accordance with FDA regulations. In either case, the Company's anticipated business could be adversely affected.

     Because the Company intends for its biomaterials to be used as medical devices, it may be required to conform its operations to the FDA's GMP regulations. GMP regulatory requirements are rigorous, and there can be no assurance that GMP status could be obtained in a timely manner and without the expenditure of substantial resources, if at all. The Company may also be required to register its facility with the FDA as an establishment involved in the manufacture of medical devices.

     The Company's research, development and production activities are, or may be, subject to various federal and state laws and regulations relating to environmental quality and the use, discharge, storage, transportation and disposal of toxic and hazardous substances. The Company's future activities are expected to be subject to regulation under the Toxic Substances Control Act, which requires the Company to obtain pre-manufacturing approval for any new "chemical material" the Company produces for commercial use that does not fall within the FDA's regulatory jurisdiction.

     The Company believes it is currently in compliance with such laws and regulations applicable to its current operations. Although the Company intends to use its best efforts to comply with all laws and regulations in the future, there can be no assurance that the Company will be able to fully comply with such laws, or that full compliance will not require substantial capital expenditures. There can be no assurance that future approvals will be sought or obtained, and the failure to obtain or maintain these approvals, or any substantial delay in obtaining these approvals, would likely have an adverse effect on the Company's operations.


DEPENDENCE ON KEY EMPLOYEES

     As of January 6, 1997, the Company had 26 full-time employees and one part-time employee, of whom four hold Ph.D. degrees in the chemical or biological sciences. The success of the Company will depend largely upon the efforts of its scientists and certain of its executive officers. The loss of services of any one of these individuals would have a material adverse effect on the Company's business opportunities and prospects. The recruitment and retention of additional qualified management and scientific personnel is also critical to the Company's success. There can be no assurance that the Company will be able to attract and retain required personnel on acceptable terms, due to the competition for such experienced personnel from other biotechnology, pharmaceutical and chemical companies, universities and non-profit research institutions. The Company does not maintain "key-man" or similar life insurance policies with respect to such persons to compensate the Company in the event of their deaths.


PRODUCT LIABILITY

     Product liability claims may be asserted with respect to the Company's technology or products either directly or through the Company's strategic partners. The Company currently has no product liability insurance. Although the Company may seek insurance against the risk of product liability in the future, there can be no assurance that acceptable levels of insurance coverage with appropriate terms will be obtainable, or that the assertion of a product liability claim would not materially adversely affect the business or financial condition of the Company.


PATENTS AND TRADE SECRETS

     The Company's success will depend, in part, on its ability to obtain patent or other protection for its technology and product candidates. The Company seeks to obtain such protection through patents, maintenance of trade secrets and contractual agreements. The success of the Company will also depend in part on the Company not infringing patents issued to competitors or other proprietary rights of third parties.

     To date, four United States patents have been issued to the Company; two additional patents have been allowed and thirteen additional patent applications are pending. The patent position of biotechnology companies is highly uncertain and involves complex legal, scientific and factual questions. There can be no assurance that patents will issue from any of the Company's pending patent applications or that, if patents do issue, the claims allowed will be sufficiently broad to protect the Company's technology and product candidates. In addition, there can be no assurance that any patents previously or subsequently issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any proprietary protection or competitive advantage to the Company.

     Competitors may have filed patent applications or may have obtained patents and other proprietary rights relating to products or processes similar to and competitive with those of the Company. The scope and validity of such patents, the extent to which the Company may be required to obtain licenses under these patents or other proprietary rights, and the cost and availability of such licenses are presently unknown. No assurance can be made that any licenses required under any patents or proprietary rights will be made available to the Company on acceptable terms, if at all. Further, the Company may enter into collaborative research and development arrangements with strategic partners which may result in the development of new technologies or products. There is no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology or products that may be so developed.

     The Company also seeks to protect its intellectual property in part by confidentiality agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have an adequate remedy for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by competitors.


DIVIDEND POLICY

     The Company has never paid dividends on its common stock, and given its continuing loss situation, does not anticipate paying any cash dividends on the common stock in the foreseeable future. Additionally, the holders of the Company's Series D Preferred stock have certain preferences which entitle them to cumulative dividends prior to the payment of any cash dividends on the Company's common stock.

VOLATILITY OF TRADING PRICE

     There has been significant volatility in market prices of securities of biotechnology companies, and the trading price of the Shares could be subject to wide fluctuations. Factors such as announcements of technological innovations and new commercial products by the Company's competitors, adverse results in product testing, litigation, governmental regulation or adverse patent or proprietary rights developments could have a significant adverse impact on the market price of the Company's common stock.


INVESTMENT COMPANY ACT CONSIDERATIONS

     The Company believes that it is primarily engaged in business other than investing, reinvesting, owning, holding or trading in securities. The Company invests its cash in cash equivalents and short-term investments of high quality, following the investment guidelines approved by the Board of Directors.
However, there can be no assurance that the Company may not be required to comply with the registration requirements of the Investment Company Act of 1940. Such registration requirements would have a material adverse effect upon the Company.


                            SELLING SECURITYHOLDERS

     The Shares offered hereby were sold to the Selling Securityholders on January 6, 1997 pursuant to a private placement by the Company of Common Stock for a purchase price of $2.50 per share. In the Securities Purchase Agreement dated as of January 6, 1997 (the "Purchase Agreement") pursuant to which the Shares were purchased from the Company by the Selling Securityholders, the Company agreed to file the Registration Statement (of which this Prospectus is a part) within one week of the closing of such purchase. The Company has agreed to use its best efforts to cause such Registration Statement to become effective under the Securities Act, and to maintain such effectiveness until the earlier to occur of the date on which all the Shares (i) are sold, or (ii) may be sold pursuant to Rule 144 promulgated under the Securities Act.

     The following table sets forth as of January 6, 1997, and upon completion of the offering described in this Prospectus, information with regard to the beneficial ownership of the Company's Common Stock by the Selling Securityholders. The Selling Securityholders may not have a present intention of selling the Shares and may offer no Shares for sale or less than the number of the Shares indicated.

                                                   Shares Beneficially                Shares to             Shares Beneficially
                                               Owned Before Offering /1//2/        be Offered /3/        Owned After Offering /4/
                                           ------------------------------------   -------------------   ----------------------------

Name and Address                               Number             Percentage                              Number       Percentage
----------------                               ------             ----------                              -------      ----------

The Aries Trust/5/                             266,667               2.93%            266,667                0               *

The Aries Domestic Fund, L.P./5/               133,333               1.46%            133,333                0               *

Biotechnology Value Fund, L.P.  /6/            340,000               3.73%            340,000                0               *

Biotechnology Value Fund, Ltd.  /6/             70,000                  *              70,000                0               *

Biotechnology Venture                          240,000               2.63%            240,000                0               *
  Partners, L.P. /6/

Four Partners                                  300,000               3.29%            300,000                0               *

Edward M. Giles IRA #3                          20,000                  *              20,000                0               *

Investment 10 L.L.C. /6/                        30,000                  *              30,000                0               *

Johnson & Johnson Development                  920,480              10.10%            400,000          520,480            5.71%
  Corporation /7/

Vertical Fund Associates, L.P.                 100,000               1.10%            100,000                0               *

Anthony G. Viscogliosi                           4,000                  *               4,000                0               *

__________________________________

* Amount represents less than 1% of the Common Stock. As of January 6, 1997, the Company had 9,112,228 shares of Common Stock outstanding.

/1/ The persons named in the above table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable, unless otherwise noted. Information with respect to beneficial ownership is based upon the Company's stock records and data supplied to the Company by the Selling Securityholders.

/2/ Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes, generally, voting power and/or investment power with respect to securities. Shares of Common Stock subject to options or warrants exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to joint ownership with spouses and community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

/3/ The Selling Securityholders may offer less than the amount of Shares indicated. No representation is made that any Shares will or will not be offered for sale.

/4/ This assumes that all Shares owned by the Selling Securityholders which are offered hereby are sold. The Selling Securityholders reserve the right to accept or reject, in whole or in part, any proposed purchase of Shares.

/5/ The investment manager of The Aries Trust, and the general partner of The Aries Domestic Fund, L.P., is Paramount Capital Asset Management, Inc. ("Paramount"). As a result, Paramount may be deemed to hold beneficial ownership of all 400,000 Shares. Paramount disclaims such beneficial ownership.

/6/ The ultimate investment decisions for each of these Selling Securityholders are made by the same individual, Mark N. Lampert, through one or more investment advisors. As a result, Mr. Lampert or such advisors may be deemed to hold beneficial ownership of all 680,000 Shares. Mr. Lampert and such advisors disclaim such beneficial ownership.

/7/ Excludes shares of Common Stock issuable upon conversion of 27,317 shares of the Company's Series D Preferred Stock because such shares of Common Stock are not yet deemed "beneficially owned" in accordance with the rules set forth in footnote 2 above. Generally, such shares of Series D Preferred Stock are not convertible until September 14, 1997. The number of shares of Common Stock receivable upon conversion of each share of Series D Preferred Stock is equal to $100 divided by the lesser of (i) $3.75, or (ii) the market price at the time of conversion. Johnson & Johnson Development Corporation ("JJDC") has shared voting and investment power with respect to all shares of Common Stock with its parent company, Johnson & Johnson. JJDC's affiliate, Ethicon, Inc., is a party to a series of agreements related to the development of tissue adhesives and sealants. See "Risk Factors -- Dependence on Strategic Partners."

                             PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold from time to time by the Selling Securityholders. Such sales may be made on one or more exchanges or in the over-the-counter market (including NASDAQ) or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by each of the Selling Securityholders acting as principal for its own account or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate in the resales.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Securityholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.
The Company has agreed to indemnify the Selling Securityholders against certain liabilities in connection with the offering of the Shares, including liabilities arising under the Securities Act.

     It is not possible at the present time to determine the price to the public in any sale of the Common Stock by the Selling Securityholders. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the Selling Securityholders. The aggregate proceeds to the Selling Securityholders from the sale of the Common Stock will be the purchase price of the Common Stock sold less all applicable commissions and underwriters' discounts, if any. The Company will pay substantially all the expenses incident to the registration, offering and sale of the Common Stock to the public by Selling Securityholders (currently estimated to be $200,000), other than fees, discounts and commissions of underwriters, dealers or agents, if any, and transfer taxes.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares offered by the Selling Securityholders pursuant to this Prospectus.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon by Paul, Hastings, Janofsky & Walker LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements of Protein Polymer Technologies, Inc. appearing in Protein Polymer Technologies, Inc.'s Annual Report (Form 10-KSB) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.